UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2014

Commission File Number: 001-35715

AQUASITION CORP.

(Translation of registrant’s name into English)

c/o Seacrest Shipping Co. Ltd.

8 – 10 Paul Street

London EC2A 4JH, England

Telephone: +44-207-426-1155
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

IMPORTANT NOTICES

The planned tender offer described herein for the shares of common stock of Aquasition Corp. (“Aquasition,” “we,” “us,” “our” or the “Company”) has not yet commenced. Each description contained herein is not an offer to buy or the solicitation of an offer to sell securities. The solicitation and the offer to buy shares of common stock of Aquasition will be made pursuant to an offer to purchase and related materials that Aquasition intends to file with the Securities and Exchange Commission (the “SEC”). At the time the offer is commenced, Aquasition will file a tender offer statement on Schedule TO and other offer documents with the SEC. The tender offer documents (including an offer to purchase, a related letter of transmittal and other offer documents) will contain important information that should be read carefully and considered before any decision is made with respect to the tender offer. These materials will be sent free of charge to all stockholders of Aquasition when available. In addition, all of these materials (and all other materials filed by Aquasition with the SEC) will be available at no charge from the SEC through its website at www.sec.gov. Stockholders of Aquasition are urged to read the tender offer documents and the other relevant materials when they become available before making any investment decision with respect to the tender offer because they will contain important information about the tender offer, the acquisition described herein and the parties to the acquisition.

This Report of Foreign Private Issuer, including the exhibits contained herein, contains forward-looking statements that involve substantial risks and uncertainties. Other than statements of historical facts, all statements included in this report regarding KBS International Holdings, Inc., a Nevada corporation (“KBS”), Hongri International Holdings Ltd., a company organized and existing under the laws of the British Virgin Islands (“Hongri” or the “Target”) or Aquasition’s strategy, future operations, future financial position, prospects, plans and objectives of management, as well as statements, other than statements of historical facts, regarding Target’s industry, are forward-looking statements. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. The acquisition parties may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements, and investors should not place undue reliance on the forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements made by the acquisition parties. Important factors that could cause actual results or events to differ materially from the forward-looking statements, include among others: the number and percentage of Aquasition public stockholders redeeming shares of common stock in the Tender Offer (as defined below); changing principles of generally accepted accounting principles; outcomes of government reviews, inquiries, investigations and related litigation; compliance with government regulations; legislation or regulatory environments, requirements or changes adversely affecting the fashion sportswear apparel business in China; fluctuations in customer demand; management of rapid growth; changes in government policy; the fluctuations in sales of fashion sportswear apparel in China; China’s overall economic conditions and local market economic conditions; Target’s ability to expand through strategic acquisitions and ability to anticipate consumer preferences; and geopolitical events. Further, the forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, collaborations or investments made by the acquisition parties. Except as required by law, neither Aquasition, KBS nor Target assumes any obligation to update any forward-looking statements.

Entry Into a Material Definitive Agreement

On March 24, 2014, a Share Exchange Agreement (the “Agreement”) was entered into by and among Aquasition Corp., a company organized and existing under the laws of the Republic of the Marshall Islands (“Aquasition,” “we,” “us,” “our” or the “Company”), KBS International Holdings, Inc., a Nevada corporation (“KBS”); Hongri International Holdings Ltd., a company organized and existing under the laws of the British Virgin Islands and wholly owned subsidiary of KBS (“Hongri” or the “Target”); and (d) Cheung So Wa and Chan Sun Keung, each an individual and shareholder of KBS (each, a “Principal Stockholder”).

Acquisition of Target; Acquisition Consideration

Upon the closing of the transactions contemplated in the Agreement, the Company will acquire 100% of the issued and outstanding equity interest in Target from KBS in exchange for the transaction consideration consisting of shares of Company common stock (the “Acquisition”). The number of shares comprising the transaction consideration will be (a) (i) EBITDA multiplied by 6, less (ii) the Long Term Debt less cash held by Target; divided by (b) $10.30; provided, however, that in no event will the transaction consideration be less than 80%, by vote or value, of the outstanding capital stock of the Company immediately following the Closing (the “Transaction Consideration”). The Agreement defines EBITDA as Target’s 2013 standalone and adjusted earnings before interest, taxes, depreciation and amortization, as calculated based upon the audited Target financial statements for the year ended December 31, 2013, and defines “Long Term Debt” Target’s existing net long-term debt as of one business day before the closing date of the Acquisition. Upon consummation of the Acquisition, KBS will dissolve and distribute all its assets to its shareholders in liquidation.

The Agreement provides that immediately after closing, the Company’s board of directors will consist of seven directors, two of whom will be designated by the Principal Stockholders, and one of which will be designated by Aquasition Investments Corp., a company incorporated in the Republic of the Marshall Islands (“AQU Invest”). The remaining four directors will be “independent” and have experience with public companies listed in the United States. Three of the independent directors will be designated by KBS, and the remaining independent director will be designated by AQU Invest. Concurrently with the closing, the Company, AQU Invest and the Principal Stockholders will enter into a voting agreement regarding the election of director designees following the closing, and the Company will purchase director’s and officer’s insurance.

Representations and Warranties

In the Agreement, KBS and the Principal Stockholders (collectively, the “Warrantors”) make certain representations and warranties (with certain exceptions set forth in the disclosure schedule to the Agreement) relating to, among other things: (a) proper corporate organization and similar corporate matters, (b) subsidiaries of the Target, (c) authorization, execution, delivery and enforceability of the Agreement and other transaction documents, (d) capital structure, (e) assumed names, (f) financial information, (g) books and records, (h) absence of certain changes and events, (i) material contracts, (j) real property and land use rights, (k) title to properties, (l) Target’s accounts, (m) labor and employment matters, (n) benefit plans, (o) transactions with affiliates and employees, (p) intellectual property, (q) tax matters, (r) insurance, (s) environmental matters, (t) licenses and permits, (u) non-contravention, (v) required consents, (x) litigation, (y) compliance with applicable laws, (z) disclosure, (aa) absence of undisclosed events, liabilities, developments or circumstances, (bb) money laundering laws, (cc) Office of Foreign Assets Control, (dd) Foreign Corrupt Practices, and (ee) Investment Company Act.

In the Agreement, the Company makes certain representations and warranties relating to, among other things: (a) proper corporate organization and similar corporate matters; (b) government authorization, (c) non-contravention, (d) issuance of shares, (e) capital structure, (f) information supplied, (g) the Trust Account (as defined below), (h) Nasdaq listing, (i) board approval and the Tender Offer (as defined below), (j) Company financial information and SEC documents, (k) articles of incorporation, (l) corporate records, (m) required consents, (n) books and records, (o) litigation, (p) compliance with laws, and (q) tax matters.

Conduct Prior to Closing; Covenants

The Warrantors have agreed to use their best efforts to cause Target and its subsidiaries and affiliated entities to continue to operate their business in the ordinary course prior to the closing (with certain exceptions) and not to take certain specified actions without the prior written consent of the Company. The Target will also be required to identify a Chief Financial Officer and make commercially reasonable efforts to ensure that certain key personnel be retained for a period of 36 months following closing. The Warrantors will continue to grant the Company full access to Target’s facilities and records, will furnish any information regarding the business of Target requested by the Company and its representatives, and cause Target’s employees and representatives to cooperate with the Company’s investigation of the business of Target. Target will be required to provide notice of certain events, including threatened litigation, communications with government authorities, and circumstances that may cause a representation to be false or omit a material fact. The Target will be required to provide interim financial statements to the Company pending closing, audited financial statements for the two years ended December 31, 2013 by April 28, 2014, and the Target will cooperate in the Company’s preparation of its filings with the SEC related to the Acquisition.

The Principal Stockholders agreed to enter into a voting agreement concurrently with the execution of the Agreement pursuant to which they will agree to approve the Agreement and the Acquisition.

Prior to closing the Company will conduct a tender offer (the “Tender Offer”) for any and all of the shares of common stock underlying the units issued in the Company’s initial public offering in accordance with the requirements of its Amended and Restated Articles of Incorporation and bylaws. The Company agreed provide the Warrantors notice of any event or development that would require amendment of the Tender Offer documents. The Company is required to obtain all necessary consents and authorization to complete the Acquisition including completion of the tender offer with not more than 90% of such shares tendered in the Tender Offer. Upon closing, the Company will issue the shares representing the Transaction Consideration, and will take all steps necessary to distribute the funds held in the trust account (the “Trust Account”) established in connection with the Company’s IPO in accordance with the Investment Management Trust Agreement governing the Trust Account. The Company will ensure that at least $10 million is available to the combined companies, excluding the cash and assets of the Target, as of immediately following the Closing.

The parties to the Agreement agreed to honor their respective indemnification obligations with respect to their respective directors and officers. The parties will cooperate to prepare and complete all filings, consents and other requirements necessary for consummation of the Acquisition, and will keep the other parties apprised with respect to the matters related thereto.

The Agreement provides for an exclusivity period terminating upon the closing of the Acquisition.

Other covenants of the parties include:

•	to relist the company on a major Asian exchange under certain circumstances;

•	to establish a dividend policy whereby 20% of the combined company’s available profits are distributed as dividends for at least the first two fiscal years after the closing; and

•	confidentiality and coordination of publicity.

Conditions to Closing

General Conditions

Consummation of the Agreement and the acquisition is conditioned on (a) KBS holding at least 80%, by vote or value, of the outstanding capital stock of the Company immediately following the closing; (b) no conflict with any applicable law or order; (c) no pending third-party action enjoining or otherwise restricting the closing; (d) the Tender Offer having been duly completed; and (e) there being one or more valid exemptions to registration of the issuance of the Transaction Consideration, and dissolution and liquidation of KBS following the closing.

Company’s Conditions to Closing

The obligations of the Company to consummate the transactions contemplated by the Agreement, in addition to the conditions described above in the first paragraph of this section, are conditioned upon each of the following, among other things:

•	the representations and warranties of the Warrantors being true on and as of the closing date of the Agreement, and each of the Warrantors having complied with all required covenants in the Agreement;

•	the Principal Shareholders having delivered voting and lock-up agreements as specified in the Agreement;

•	certain key personnel having delivered employment agreements, confidentiality and non-solicitation agreements, and lock-up agreements as specified in the Agreement;

•	absence of a material adverse effect, a judgment or order prohibiting the transaction; and

•	delivery to Company of customary officer’s and secretary’s certificates by Target, any documents regarding the existence and authority of Target to complete the transaction, the certificates representing all of the issued and outstanding shares of Target, copies of all applicable consents, lien releases and general releases, legal opinions, updated disclosure letter, outstanding permits, and all customer and supplier agreements, which shall not have been revoked.

Warrantors’ Conditions to Closing

The obligations of the Warrantors to consummate the transactions contemplated by the Agreement, in addition to the conditions described above in the first paragraph of this section, are conditioned upon each of the following, among other things:

•	the representations and warranties of the Company being true on and as of the closing date of the Agreement, and the Company having complied with all required covenants in the Agreement;

•	the Company having delivered any additional agreements to which it is a party;

•	the Company having completed all necessary filings with the SEC and used commercially reasonable efforts to maintain its listing on NASDAQ;

•	absence of a judgment or order prohibiting the Acquisition; and

•	delivery to the Warrantors of applicable director and offer resignations, customary officer’s and secretary’s certificates by the Company, copies of all applicable consents, and legal opinions.

If permitted under applicable law, either the Company or the Warrantors may waive any inaccuracies in the representations and warranties made to such party in the Agreement and may waive compliance with any agreements or conditions for the benefit of itself or such party contained in the Agreement. However, the condition requiring that the holders of not more than 90% of Company’s public shares of common stock not be tendered in the Tender Offer may not be waived.

Indemnification

The Agreement provides for customary indemnification obligations on the part of the Company and the Warrantors. The indemnification obligations of the parties are capped at $1,000,000 and are generally subject to a minimum of $200,000 in indemnifiable losses.

Termination

In the event the closing has not occurred by the date that is 120 days from the date of the Agreement, the Agreement may be terminated by any party, without liability to the other parties, provided the party seeking to terminate is not in breach of the Agreement, in which case each party will bear its own expenses.

Either party may terminate the Agreement upon a material breach of the other party, provided such breach has not been cured within 10 days of notice thereof by the party seeking to terminate the Agreement, in which case the breaching party will pay the expenses of the non-breaching party.

The Company will be entitled to a termination fee of $4 million in the event that the board of directors of Target terminates the Agreement pursuant to the exercise of its fiduciary duties in order to accept or consummate a superior proposal.· The Company will pay Target a termination fee in the event that the condition to complete the Tender Offer cannot be completed, provided the Company’s inability to complete the Tender Offer is not due to the SEC not completing its review of the Tender Offer documents notwithstanding the Company’s efforts to complete the same.

The foregoing summary of the Agreement does not purport to be complete and is qualified in its entirety by reference to the actual Share Exchange Agreement, which is filed as Exhibit 10.1 hereto, and which is incorporated by reference in this report.

Unregistered Sales of Equity Securities.

Upon the closing of the transaction contemplated in the Agreement, a yet to be determined number of shares of Company common stock will be issued for 100% of the issued and outstanding shares in Target. The Company shares of common stock to be issued in the Acquisition will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), in reliance upon the exemption from the registration requirements as provided in Section 4(2) of the Securities Act and Section 506 of Regulation D promulgated thereunder or the safe harbor from registration provided by Regulation S promulgated under the Securities Act.

Other Events

On March 26, 2014, the Company issued a press release regarding receipt of a deficiency notice from the Nasdaq Stock Market. A copy of the press release is attached as Exhibit 99.1.

Where to Find Additional Information

The company will file with the SEC a Schedule TO in connection with the proposed redemption of shares described herein. Stockholders are urged to carefully read the Schedule TO and any other relevant documents filed with the SEC when they become available, because they will contain important information about the Company and the proposed transaction. Copies of the Schedule TO and other documents filed by the Company will be available at the website maintained by the SEC at www.sec.gov. Copies of such filings can also be obtained, without charge, by directing a request to Aquasition Corp. c/o Seacrest Shipping Co. Ltd., 8 – 10 Paul Street, London EC2A 4JH, England, telephone: +44-207-426-1155.

Financial Statements and Exhibits

No.	Description

10.1	Share Exchange Agreement, dated March 24, 2014, by and among Aquasition Corp., KBS International Holdings, Inc., Hongri International Holdings Ltd., Cheung So Wa and Chan Sun Keung

99.1	Press Release, dated March 26, 2014

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: April 4, 2014	AQUASITION CORP.

	By:	/s/ Matthew C. Los
Title: Chief Executive Officer
Name: Matthew C. Los